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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	January 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date:	January 14, 2004	By:	/s/ DAVID GAROFALO Vice President, Finance & Chief Financial Officer

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

AGNICO-EAGLE REPORTS GRANTING OF STOCK
OPTIONS TO EXECUTIVE OFFICERS

Toronto, Canada (January 12, 2004) — Agnico-Eagle Mines Limited today granted stock options to its executive officers. A total of 360,000 options were granted to the executive group at an exercise price of C$16.69. The options expire on January 12, 2009 and vest over a for year period with 25% vesting immediately and an additional 25% vesting on each of the next three anniversary dates from the date of grant. The 360,000 options granted were allocated among the executive officers as follows:

Sean Boyd – President & CEO	90,000
Ebe Scherkus – Executive Vice-President & COO	70,000
David Garofalo – Vice-President, Finance & CFO	50,000
Alain Blackburn – Vice-President, Exploration	50,000
Barry Landen – Vice-President, Corporate Affairs	40,000
Donald Allan – Vice-President, Corporate Development	40,000
Anton Adamcik – Vice-President, Environment	20,000

The following table summarizes information relating to the executive officers' stock options after giving effect to the current grant.

	Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price
C$6.55 - C$9.30	106,200	5.63	8.32
C$10.20 - C$15.75	360,300	5.98	10.40
C$15.93 - C$18.75	1,160,000	3.16	16.59
C$21.72 - C$21.84	75,000	1.52	21.83

Totals	1,701,500	3.84	14.99

	Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Avg. Exercise Price
C$6.55 - C$9.30	106,200	8.32
C$10.20 - C$15.75	322,300	10.40
C$15.93 - C$18.75	890,000	16.56
C$21.72 - C$21.84	75,000	21.83

Totals	1,393,500	14.79

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SIGNATURE
AGNICO-EAGLE REPORTS GRANTING OF STOCK OPTIONS TO EXECUTIVE OFFICERS